DLA Piper LLP (US) letterhead

November 17, 2009

Via EDGAR Filing

Ms. Karen J. Garnett

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F St., N.E.

Washington, D.C. 20549

Re:	LECG Corporation
Preliminary Proxy Statement filed November 12, 2009
File No. 000-50464

Dear Ms. Garnett:

On behalf of our client, LECG Corporation, a Delaware corporation (the “Company”), we submit the following in response to the letter of comments from the Staff of the Securities and Exchange Commission to the Company dated November 13, 2009 and our subsequent telephone conversations in regard to the Company’s Preliminary Proxy Statement filed on November 12, 2009 (the “Proxy Statement”).  After the filing of this letter, upon receiving authorization from the Staff, the Company plans to file a Definitive Proxy Statement reflecting the changes set forth below.  To facilitate the Staff’s review, we repeat the captions and paragraphs from your comment letter, and are providing the following responses to the comments.  The page numbers set forth in the following discussion refer to the pages in the Preliminary Proxy Statement filed on November 12.

Summary of the Merger, page 11

1.             We note your response to prior comment 2; however, it is still not entirely clear from your disclosure why the common shareholders will receive nothing in the transaction.  Please revise.

Response 1.  To clarify why Smart’s common shareholders will receive nothing in connection with the merger, the following text will be added to the Summary of the Merger, as the second to last sentence in the carryover paragraph on page 12, and also to the section captioned “The Merger Agreement,” as the second to last sentence in the second full paragraph on page 75:

For purposes of allocating the value to be received by Smart stockholders in the Merger, the determination was made at the time the holders of Smart’s preferred stock and common stock voted to approve the Merger and the preferred stockholders waived their right to receive their full liquidation preference in cash.  At that time, the aggregate value of the shares of LECG common stock to be issued in the Merger was less than $40 million, based on the closing trading price per share of LECG common stock of $3.65 as of August 14, 2009, which was significantly less than the preferred stock liquidation preference.  As a result,

2.             We note your response to prior comment 3.  Please also add disclosure to state that if you become aware of specific material facts that contradict the representations or warranties in the merger agreement, you will provide corrective disclosure.

Response 2.  The Company will revise the disclosure on pages 12 and 74 of the Proxy Statement to add the following text, at the end of second full paragraph on page 12, and at the end of  the third full paragraph on page 74:

, and LECG will file corrective disclosures with the SEC if it becomes aware of any such specific material facts.

In addition, the Company will add the following text at the end of carryover paragraph on the top of page 77:

; however, LECG will file corrective disclosures with the SEC if it becomes aware of specific material facts that contradict the representations and warranties contained in the Merger Agreement.

Restricted Stock Awards, page 166

3.             We note your response to comment 15 regarding Mr. Jeffery’s unique compensation arrangement and Mr. Aiken’s different functional role. Please include such disclosure in your proxy statement.

Response 3.  The Company will revise the Proxy Statement to provide the requested disclosure by adding the following text in the first full paragraph in the section captioned “Restricted Stock Awards” on page 167 of the Proxy Statement:

At that time, we had only two other executive officers - Mr. Jeffery, our Chief Executive Officer, and Mr. Aiken, who was our Executive Vice President, Head of Corporate Development until his resignation in February 2009.  Mr. Jeffery, as Chief Executive Officer, had unique compensation arrangements and was not under consideration for a restricted stock award.  Mr. Aiken, because of his different functional role, had significantly less involvement in implementing the restructuring measures, which had been a primary focus of management efforts in the relevant period.

Background of the Merger and the Investment, page 55

In addition to the numbered comments above, we have discussed by telephone the request by the Staff for additional disclosure to clarify the timing of the involvement and specific presentations by William Blair, in the section captioned “Background of the Merger and the Investment.”  In response, the Company will revise the disclosure in that section as follows:

The third full paragraph on page 58 will be revised (i) to add a fifth sentence as follows:

On June 19, 2009, Mr. Bouton contacted a representative of William Blair in regard to potentially engaging William Blair as financial advisor to the Committee.

and (ii) to revise the sixth sentence and add a seventh sentence, as follows:

On July 6, 2009, the Committee met telephonically, and representatives of William Blair joined the meeting.  The Committee reviewed an initial financial presentation relating to a potential business combination with Smart that had been prepared by William Blair. The Committee agreed that it should explore the possibility of such a combination, together with an investment in the combined company by the Great Hill Entities.

The last full paragraph on page 58 will be revised to read as follows:

On July 13, 2009, the Committee entered into a formal engagement letter with William Blair to advise it on the proposed transaction between Smart and LECG.

The second sentence of the carryover paragraph on the top of page 59 will be revised to read as follows:

The William Blair representatives reviewed the proposed terms of the Merger from a financial point of view, reviewed a presentation that had been distributed to the Committee members of William Blair’s financial analysis to date of the proposed transaction, and also discussed with the Committee the proposed terms of the Investment.

And in the fifth full paragraph on page 59, the second sentence will be revised to read as follows:

Also during this period, representatives of LECG continued their due diligence review of Smart, and members of LECG and Smart management met, with representatives of William Blair attending a portion of the meetings, to discuss integration and communication matters relating to the proposed transactions, and to review a presentation prepared by William Blair regarding the financial profile of the combined entity.

*                        *                        *

LECG Corporation acknowledges that:

•      the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (650) 833-2111 if you have additional comments or questions regarding this response.

Very truly yours,

DLA Piper LLP (US)

/s/ Bradley J. Rock
Bradley J. Rock
Partner

Admitted to practice in California

cc:  Steven R. Fife, Chief Financial Officer, LECG Corporation